RCI HOSPITALITY HOLDINGS, INC.

10737 Cutten Road

Houston, Texas 77066

Telephone: (281) 397-6730

February 18, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Keira Nakada
Ms. Linda Cvrkel

Re:	RCI Hospitality Holdings, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2021

Filed December 14, 2021

File No. 001-13992

Dear Mses. Nakada and Cvrkel:

We are responding to the comments of the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) contained in the letter from the Staff, dated February 9, 2022, concerning the RCI Hospitality Holdings, Inc. (the “Company”) Form 10-K for the fiscal year ended September 30, 2021.

The text of the Staff’s comments has been included in this letter in bold for your convenience, with the Company’s response immediately below it.

Form 10-K for Fiscal Year Ended September 30, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 35

1.	Please present the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. In this regard, free cash flow on page 24 and adjusted EBITDA on page 40 are disclosed without their most comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Measures.

Free cash flow

As referenced in the Staff’s letter, in the introductory section of “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Form 10-K, we described the 2021 percentage increase in free cash flow, a non-GAAP measure, from fiscal 2020 and from fiscal 2019 without presenting the most comparable GAAP measure, net cash flows from operating activities. In future filings, whenever we present free cash flow, we will undertake to always present the comparable net cash flows from operating activities with equal or greater prominence.

Adjusted EBITDA

As referenced in the Staff’s letter, within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of our Form 10-K, we included a summary table of what we believe are the primary indicators of our financial status, which table included Adjusted EBITDA but did not include the most comparable GAAP measure, net income attributable to common stockholders. In future filings, whenever we present Adjusted EBITDA, we will undertake to always present the comparable net income attributable to common stockholders with equal or greater prominence.

If you should need clarification or any additional information in connection with your inquiries, please contact me. Thank you for your help in this matter.

Very truly yours,

/s/ Eric Langan
Chief Executive Officer and President

cc:	Bradley Chhay (RCI Hospitality Holdings, Inc.)

Scott Sherman (RCI Management Services, Inc.)

Robert Axelrod (Axelrod & Smith)

Page 2 of 2